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SEC
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JUN 02 2014
Washington DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/13 (MM/DD/YY) AND ENDING 3/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place
(No. and Street)

Madison (City) WI (State) 53716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams (608) 221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave, 32nd Floor (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/4/14

OATH OR AFFIRMATION

I, Mari J Buechner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition Coordinated Capital Securities, Inc.(a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of March 31, 2014, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2014

ASSETS

Cash and cash equivalents	$ 530,297
Commissions receivable	379,455
Deposit with clearing broker	28,440
Intangible asset	42,000
TOTAL ASSETS	$ 980,192

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 341,336
Accrued Expenses	39,174
Total Liabilities	380,510
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	349,206
Total Stockholder's Equity	599,682
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 980,192

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF INCOME
For the Year Ended March 31, 2014

REVENUE	
Commissions	$ 7,460,427
Other income	501,968
Total revenue	7,962,395
OPERATING EXPENSES	
Commissions, other compensation and related benefits	6,745,266
Clearing and execution costs	112,635
Management fees	960,000
Other operating expenses	70,468
Total operating expenses	7,888,369
NET INCOME	$ 74,026

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2014

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
BALANCES, April 1, 2013	$ 6,000	$ 244,476	$ 275,180	$ 525,656
Net income	-	-	74,026	74,026
BALANCES, March 31, 2014	$ 6,000	$ 244,476	$ 349,206	$ 599,682

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 74,026
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Commissions receivable	19,756
Commissions payable	(10,387)
Accrued expenses	39,174
Net Cash Flows Provided by Operating Activities	122,569
Net Change in Cash and Cash Equivalents	122,569
CASH AND CASH EQUIVALENTS - Beginning of Year	407,728
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 530,297

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing firm. The Company is a state-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and are classified as trading securities. Investment transactions are recorded on trade date. Realized gains and losses and changes in unrealized gain and losses on investments are recognized in the periods in which the securities are sold or the changes occur using the specific-identification method and are included in other income in the Statement of Income. Interest and dividends on securities are included in other income when earned.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2014, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time new applications are completed and submitted or at the time the commissions are received for existing account transactions. Transactions involving registered traded securities in brokerage accounts are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Intangible Asset

The customer list is carried at the total carrying amount. Each year the Company reviews the list and assesses the active customer base to determine if an impairment is necessary. No impairment was considered necessary as of March 31, 2014.

Income Taxes

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. The Company paid $19,535 for federal income taxes for 2014 that were included in management fees in the Statement of Income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2014. The Company accrues interest and penalties related to such positions through management fee paid to the Parent. As of March 31, 2014 the Company had no accrued interest and penalties.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2014, the Company had net capital of $599,682 which was $456,914 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2014 was .75 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the year ended March 31, 2014, the Company paid management fees of $960,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. The Company also paid an incentive bonus of $325,000 to the Parent based on capital levels of the Company, which is included in Commissions, other compensation and related benefits on the Statement of Income.

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

NOTE 5 - Fair Value Measurements (cont.)

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Cash and cash equivalents. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

The following is a summary of the valuation hierarchy used for the Company's cash equivalents as of March 31, 2014:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 530,297	$ -	$ -	$ 530,297
	$ 530,297	$ -	$ -	$ 530,297

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events through May 27, 2014, which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2014, and have issued our report thereon dated May 27, 2014 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1
As of March 31, 2014

AGGREGATE INDEBTEDNESS	
Commission payable	$ 341,336
Accrued Expenses	39,174
Total Aggregate Indebtedness	$ 380,510
Minimum required net capital (based on aggregate indebtedness)	$ 30,441
NET CAPITAL	
Stockholder's equity	$ 599,682
Deductions:	
Non-allowable commissions receivable	46,346
Haircuts on investments	4,422
Other long-term assets	42,000
Net Capital	506,914
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 456,914
Ratio of aggregate indebtedness to net capital	.75 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended March 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/13 (MM/DD/YY) AND ENDING 3/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams (608) 221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mari J Buechner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition Coordinated Capital Securities, Inc.(a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of March 31, 2014, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2014

ASSETS

Cash and cash equivalents	$ 530,297
Commissions receivable	379,455
Deposit with clearing broker	28,440
Intangible asset	42,000
TOTAL ASSETS	$ 980,192

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 341,336
Accrued Expenses	39,174
Total Liabilities	380,510
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	349,206
Total Stockholder's Equity	599,682
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 980,192

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF INCOME
For the Year Ended March 31, 2014

REVENUE	
Commissions	$ 7,460,427
Other income	501,968
Total revenue	7,962,395
OPERATING EXPENSES	
Commissions, other compensation and related benefits	6,745,266
Clearing and execution costs	112,635
Management fees	960,000
Other operating expenses	70,468
Total operating expenses	7,888,369
NET INCOME	$ 74,026

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2014

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
BALANCES, April 1, 2013	$ 6,000	$ 244,476	$ 275,180	$ 525,656
Net income	-	-	74,026	74,026
BALANCES, March 31, 2014	$ 6,000	$ 244,476	$ 349,206	$ 599,682

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 74,026
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Commissions receivable	19,756
Commissions payable	(10,387)
Accrued expenses	39,174
Net Cash Flows Provided by Operating Activities	122,569
Net Change in Cash and Cash Equivalents	122,569
CASH AND CASH EQUIVALENTS - Beginning of Year	407,728
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 530,297

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing firm. The Company is a state-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and are classified as trading securities. Investment transactions are recorded on trade date. Realized gains and losses and changes in unrealized gain and losses on investments are recognized in the periods in which the securities are sold or the changes occur using the specific-identification method and are included in other income in the Statement of Income. Interest and dividends on securities are included in other income when earned.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2014, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time new applications are completed and submitted or at the time the commissions are received for existing account transactions. Transactions involving registered traded securities in brokerage accounts are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Intangible Asset

The customer list is carried at the total carrying amount. Each year the Company reviews the list and assesses the active customer base to determine if an impairment is necessary. No impairment was considered necessary as of March 31, 2014.

Income Taxes

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. The Company paid $19,535 for federal income taxes for 2014 that were included in management fees in the Statement of Income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2014. The Company accrues interest and penalties related to such positions through management fee paid to the Parent. As of March 31, 2014 the Company had no accrued interest and penalties.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2014, the Company had net capital of $599,682 which was $456,914 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2014 was .75 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the year ended March 31, 2014, the Company paid management fees of $960,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. The Company also paid an incentive bonus of $325,000 to the Parent based on capital levels of the Company, which is included in Commissions, other compensation and related benefits on the Statement of Income.

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

NOTE 5 - Fair Value Measurements (cont.)

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Cash and cash equivalents. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

The following is a summary of the valuation hierarchy used for the Company's cash equivalents as of March 31, 2014:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 530,297	$ -	$ -	$ 530,297
	$ 530,297	$ -	$ -	$ 530,297

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events through May 27, 2014, which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2014, and have issued our report thereon dated May 27, 2014 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1
As of March 31, 2014

AGGREGATE INDEBTEDNESS	
Commission payable	$ 341,336
Accrued Expenses	39,174
Total Aggregate Indebtedness	$ 380,510
Minimum required net capital (based on aggregate indebtedness)	$ 30,441
NET CAPITAL	
Stockholder's equity	$ 599,682
Deductions:	
Non-allowable commissions receivable	46,346
Haircuts on investments	4,422
Other long-term assets	42,000
Net Capital	506,914
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 456,914
Ratio of aggregate indebtedness to net capital	.75 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 27, 2014